02018823

AB 3/13/02

3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED MAR 06 2002 PROCESSING

| SEC FILE NUMBER |
|---|
| 8-51764 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January, 2001 AND ENDING December, 2001
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sierra West Securities, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8401 North Central Expressway, Suite 400
(No. and Street)

Dallas, Texas 75225
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua M. Brown 469/232-1964
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP,
(Name – *if individual, state last, first, middle name*)

200 Crescent Court, Suite 300, Dallas, TX 75201-1885
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joshua M. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sierra West Securities, L.P., as of March 5, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

REBECCA L. RUSSELL
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 09-28-2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SIERRA WEST SECURITIES, L.P.**

**Table of Contents**

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Telephone 214 840 2000
Fax 214 840 2297

## Independent Auditors' Report

The Partners
Sierra West Securities, L.P.:

We have audited the accompanying statements of financial condition of Sierra West Securities, L.P. as of December 31, 2001 and 2000, and the related statements of operations, partners' capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra West Securities, L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2002

**SIERRA WEST SECURITIES, L.P.**

Statements of Financial Condition

December 31, 2001 and 2000

| **Assets** | | **2001** | **2000** |
|---|---|---|---|
| Cash | $ | 6,333 | 6,464 |
| Accounts receivable | | 228 | — |
| | $ | 6,561 | 6,464 |
| **Liability and Partners' Capital** | | | |
| Liability – account payable | $ | 185 | 868 |
| Partners' capital | | 6,376 | 5,596 |
| Commitments | | | |
| | $ | 6,561 | 6,464 |

See accompanying notes to financial statements.

## SIERRA WEST SECURITIES, L.P.

Statements of Operations

Years ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Expenses: | | | |
| Legal and accounting fees | $ | 6,769 | 3,000 |
| Regulatory fees | | 774 | 1,900 |
| Other operating expenses | | 1,959 | 1,033 |
| | | 9,502 | 5,933 |
| Net loss | $ | (9,502) | (5,933) |

See accompanying notes to financial statements.

**SIERRA WEST SECURITIES, L.P.**

Statements of Partners' Capital

Years ended December 31, 2001 and 2000

| | | General partner | Limited partner | Total |
|---|---|---|---|---|
| Balance at December 31, 1999 | $ | 6,829 | — | 6,829 |
| Capital contributions | | 4,700 | — | 4,700 |
| Net loss | | (5,933) | — | (5,933) |
| Balance at December 31, 2000 | | 5,596 | — | 5,596 |
| Capital contributions | | 10,282 | — | 10,282 |
| Net loss | | (9,502) | — | (9,502) |
| Balance at December 31, 2001 | $ | 6,376 | — | 6,376 |

See accompanying notes to financial statements.

**SIERRA WEST SECURITIES, L.P.**

Statements of Cash Flows

Years ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ | (9,502) | (5,933) |
| Change in accounts receivable | | (228) | — |
| Change in account payable | | (683) | 868 |
| Cash flows used in operating activities | | (10,413) | (5,065) |
| Cash flows from financing activities – partner contributions | | 10,282 | 4,700 |
| Net decrease in cash | | (131) | (365) |
| Cash at beginning of year | | 6,464 | 6,829 |
| Cash at end of year | $ | 6,333 | 6,464 |

See accompanying notes to financial statements.

**SIERRA WEST SECURITIES, L.P.**

Notes to Financial Statements

December 31, 2001 and 2000

## (1) Organization

Sierra West Securities, L.P. (the Partnership) is a Delaware limited partnership organized on March 15, 1999. The Partnership is owned 1% by its general partner, Sierra Retail, L.L.C. and 99% by its limited partner, Joshua M. Brown. The Partnership maintains an office in Dallas, Texas.

The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 engaging in business as a broker dealer, underwriter, investment advisor, and financial consultant as well as rendering of other financial services related to its general securities business. In addition, the Partnership is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. During the years ended December 31, 2001 and 2000, the Partnership did not transact any business.

The accompanying financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2001 or 2000 or for the years then ended.

## (2) Significant Accounting Policies

### *(a) Income Taxes*

The Partnership does not record any provision for income taxes since these taxes are the responsibility of the individual partners.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (3) Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of 6 $^{2}/_{3}$% of aggregate indebtedness or $5,000. At December 31, 2001, the Partnership had net capital of $6,148, which was $1,148 in excess of its required net capital of $5,000. The Partnership had no indebtedness at December 31, 2001.

## (4) Partners' Capital

The limited partnership agreement states that income and loss as well as distributions are generally allocated to partners in proportion to their ownership percentages.



(Continued)

**(5) Legal, Accounting, and Regulatory Fees**

During the years ended December 31, 2001 and 2000, the Partnership incurred and expensed legal fees for broker dealer formation services, accounting fees, and regulatory fees for NASD filing fees totaling $7,543 and $4,900, respectively.

**(6) Rule 15c3-3**

The Partnership is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements" are not required.

**Schedule**

## SIERRA WEST SECURITIES, L.P.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

| | | |
|---|---|---|
| Net capital: | | |
| Partners' capital per the accompanying financial statements | $ | 6,376 |
| Nonallowable assets | | (228) |
| Net capital | | 6,148 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (the greater of $5,000 or 6 $^2/_3$% of aggregate indebtedness) | | 5,000 |
| Excess net capital | $ | 1,148 |
| Aggregate indebtedness | $ | — |
| Ratio of aggregate indebtedness to net capital | | — |

Note: The above computation does not differ materially from the computation of net capital prepared by the Partnership as of December 31, 2001 and filed with the National Association of Securities Dealers, Inc. on January 24, 2002 on Form X-17A-5.

See accompanying independent auditors' report.

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Telephone 214 840 2000
Fax 214 840 2297

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

The Partners
Sierra West Securities, L.P.:

In planning and performing our audit of the financial statements and schedule of Sierra West Securities, L.P. (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and schedule and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2002

KPMG

# SIERRA WEST SECURITIES, L.P.

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)